# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palladyne AI Corp., CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0001594543-24-000003
Filed by CIK 0001594543
Persons authorized to receive notices and communications: WILLIAM KERBER, 3917 NE 104TH, OKLAHOMA CITY, Oklahoma (OK), 73131, 405-373-6600

## Reporting persons
- KERBER WILLIAM XAVIER III (CIK 0001594543): type of reporting person: individual (IN); citizenship or place of organization: Oklahoma (OK); source of funds: personal funds (PF); sole voting power 2,156,314; shared voting power 200,000; sole dispositive power 2,156,314; shared dispositive power 200,000; aggregate amount beneficially owned 2,356,314 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Palladyne AI Corp.
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101

## Item 2. Identity and Background
Name of person filing: William Xavier Kerber III
Residence or business address:
3917 NE 104th ST
Oklahoma City, OK. 73131
Present principal occupation or employment:
CEO Human Mode LLC
3917 NE 104th ST
Oklahoma City, OK. 73131
Criminal convictions in the last five years: During the past 5 years, Mr. Kerber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past 5 years, Mr. Kerber has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Kerber has purchased the issuers shares as an individual for the purposes of passive investment in the Issuer's Common Stock. Since filing of the last amendment (dated January 02,2025), Mr. Kerber has made changes in his holdings of the Issuer's Common Stock based on personal portfolio adjustments resulting in a net additions of 63,832 shares of the Issuer's Common stock detailed in item 5(c).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 3 Mr. Kerber beneficially owns an aggregate of 2,356,314 shares or 6.6% of the Issuer's Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 35,713,527 shares of Common Stock disclosed in the Issuer's 10-Q filing dated May, 27, 2025.

This beneficial ownership consists of:
* 2,156,314 shares of Common Stock held directly by Mr. Kerber

* 200,000 shares of Common Stock held indirectly through the Vincent Kerber and Katheryn Kerber
Irrevocable trusts where he serves as an advisor (as disclosed in the prior amendment dated Jan 02, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 3 Mr. Kerber has voting and dispositive power of 2,356,314 shares or 6.6% of the Issuer's Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 35,713,527 shares of Common Stock disclosed in the Issuer's 10-Q filing dated May, 27, 2025.

* Sole voting and dispositive power of 2,156,314 shares of Common Stock held directly by Mr. Kerber.

* Shared voting and dispositive power of 200,000 shares of Common Stock through his advisory role to the Katheryn Kerber and Vincent Kerber Irrevocable trusts.
Transactions in the class effected during the past sixty days:
Since the date of last amendment, Mr. Kerber made the following adjustments to his holdings in the Issuer's Common Stock:

Date Purchase/Sale Shares Price
02/25/2025 Purchase 151,132 $6.01
03/04/2025 Sale -40,000 $6.55
04/08/2025 Sale -50,000 $5.48
06/12/2025 Purchase 2,700 $8.61
Other persons with the right to receive dividends or sale proceeds: The trustee of the two trusts listed in section 5(a) has the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock held within those trusts. As of the date of this Amendment the trustee for both trusts is Chi Kerber. These two trusts hold less than 5% of the issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of this Amendment, Mr. Kerber is not involved in any contracts, arrangements, understandings or relationships related to any securities of the Issuer.

## Signatures
- KERBER WILLIAM XAVIER III: WILLIAM XAVIER KERBER III, WILLIAM XAVIER KERBER III (06/13/2025)